Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on May 1, 2023.

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this Report are made at a rate of S$1.3523 to U.S.$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act. The JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of certain accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year in which we have more than U.S.$1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded U.S.$700 million, (iii) the issuance, in any three-year period, by us of more than U.S.$1 billion in non-convertible debt securities, and (iv) the last day of the financial year ending after the fifth anniversary of our initial public offering.

Overview

We are a pre-clinical biopharmaceutical company focused on the research and development (“R&D”) of allogeneic, “off-the-shelf” cell-based immunotherapies for treatment of human cancers. The development of our novel technologies has been inspired by the clinical success of existing chimeric antigen receptor-modified T (“CAR-T”) cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing three product candidates: CTM-N2D, iPSC-gdNKT and CTM-GDT.

We expect that our expenses and capital requirements will increase significantly in connection with our ongoing phase 1 clinical trial with National University Hospital Singapore using our lead product candidate CTM-N2D (the “ANGELICA Trial”). We continue to develop and seek regulatory approvals for our product candidates, engage in other R&D activities to expand our pipeline of product candidates, maintain and expand our intellectual property portfolio, and ultimately establish a sales organization.

Key Factors Affecting Our Results of Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out below:

No product candidates approved for commercial sale

We are a pre-clinical biopharmaceutical development stage company and we do not have any products approved for commercial sale to-date. We are focused on developing human cells as therapeutics and our technologies are new and unproven. Since our incorporation in 2018, we have devoted most of our resources to support our product candidate development efforts, building our intellectual property portfolio, developing our supply chain, conducting business planning, constructing our centralized cGMP facility, hiring and training staff, raising capital and providing general and administrative support for these operations. We have not generated any revenue from approved products. Given that we will continue to invest most of our resources in developing our product candidates and conducting ANGELICA Trial, we expect to continue to incur increasing losses for the foreseeable future.

Financial Operations Overview

Revenue

Since our incorporation, we have not generated any revenue from approved products and do not expect to generate any such revenue from the commercial sale in the foreseeable future. As of the date of this Report, we have no therapeutic products approved for sale commercially. If our development efforts for one or more of our product candidates are successful and result in regulatory approval, or if we enter into collaboration with third parties, we may generate revenue from a combination of product sales or payments from collaboration in the future.

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Other Operating Income

Other operating income primarily consists of research income, government grants received in view of the COVID-19 pandemic and support in relation to the technology innovation and interest income.

Other operating income increased by S$84,114 from S$149,570 for the six months ended June 30, 2022 to S$233,684 for the six months ended June 30, 2023, mainly due to an increase in research income and partially offset by the grant income claw backed under the Startup SG Tech - Proof-of-concept grant.

Other Losses

Other losses decreased by S$132,528 from S$150,136 for the six months ended June 30, 2022 to S$17,608 for the six months ended June 30, 2023, primarily pertaining to a decrease of S$42,084 in fair value loss of the convertible loans and the increase in foreign currency exchange gain of S$91,014.

Research Expenses

Research expenses were S$604,043 for the six months ended June 30, 2022, compared to S$811,319 for the six months ended June 30, 2023. The increase of S$207,276 was primarily attributable to an increase of S$98,245 in consumables consumed for research, quality control, pre-clinical activities, higher employee benefits expenses of S$54,596 resulting from increase in headcount and employee salary rates, higher professional fees incurred for animal studies and the ANGELICA Trial.

Employee Benefits Expenses

Employee benefits expenses increased by S$49,984 from S$97,530 for the six months ended June 30, 2022 to S$147,514 for the six months ended June 30, 2023. The increase is mainly due to increase in headcount and employee salary rates.

Finance Expenses

Finance expenses consisted of interest expenses on convertible loans issued in financial year 2020, interest expenses on bank borrowing, third party loan and lease liabilities.

Finance expenses decreased by S$21,284 from S$62,042 for the six months ended June 30, 2022 to S$40,758 for the six months ended June 30, 2023. This resulted from the decrease in convertible loans interest as the convertible loan were converted into ordinary shares during the six months ended June 30, 2023.

Other Expenses

Other expenses were S$151,625 and S$1,302,531 for the six months ended June 30, 2022 and 2023, respectively. The increase of S$1.20 million was mainly driven by an increase of S$699,549 in initial public offering (“IPO”) professional fees, increase of costs associated with being a public listed company including investor relationship expenses of S$82,754, directors’ and officers’ insurance of S$88,642, listing fees of S$64,370 and higher travelling expenses as details breakdown shown in Note 10.

Share of results of associate

Share of results of associate consisted of the share of post-acquisition results of an associate incorporated in Malaysia, Landmark Medical Centre Sdn Bhd, a full licensed private hospital during the financial year and its impairment loss.

Share of results of S$19,757 represented the share of loss from the associate for the six months ended June 30, 2023.

Loss for the period

As a result of the foregoing, we had net loss of S$995,391 and S$2.16 million for the six months ended June 30, 2022 and 2023, respectively. If the non-recurring IPO professional expenses (S$758,563) and the costs associated with being a public listed company (S$235,766) are excluded, the net loss will be significantly reduced to S$1.16 million (approximately to US$860,695). We expect to continue to incur losses for the foreseeable future in connection with our ongoing activities. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates.

Liquidity and Capital Resources

As of December 31, 2022 and June 30, 2023, we had cash and cash equivalents of S$1.58 million and S$10.44 million, respectively. Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through private equity financing and issuance of convertible loans. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to the net proceeds from our IPO and other equity and debt financings as and when appropriate.

Based on our current operating plans, we believe that the net proceeds from our offering, together with our current resources, will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 2 years from the date of this Report. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

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Cash Flows

Operating Activities

During the six months ended June 30, 2023, net cash used in operating activities was S$2.03 million. This was primarily attributable to the loss for the year of S$2.16 million, adjusted for non-cash charges that primarily included depreciation and amortization of S$203,089 and fair value loss on convertible loans of S$98,754, and S$40,758 in interest expenses, S$32,668 in interest income, S$19,757 in share of results of associate and a S$264,416 net change in working capital.

During the six months ended June 30, 2022, net cash used in operating activities was S$484,798. This was primarily attributable to the loss for the year of S$995,391, adjusted for non-cash charges that primarily included depreciation and amortization of S$190,984 and fair value loss on convertible loans of S$140,838, and S$62,042 in interest expenses, S$1,468 in interest income, S$22,283 in share of results of associate and a S$91,049 net change in working capital.

Investing Activities

Net cash used in investing activities during the six months ended June 30, 2023 was S$17,128, used in purchase of plant and equipment.

Net cash used in investing activities during the six months ended June 30, 2022 was S$422,072, used in purchase of plant and equipment.

Financing Activities

During the six months ended June 30, 2023, net cash generated from financing activities was S$10.92 million mainly due to the proceeds from IPO of S$11.31 million, partially offsetting by the repayment of a related party loan of S$300,000.

During the six months ended June 30, 2022, net cash used in financing activities was S$100,404 due to the interest payment of S$62,042 and repayment of bank borrowings and lease liabilities of S$38,362.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include currency risk and interest rate risk.

Currency risk

We operate in Asia with dominant operations in Singapore and Malaysia. We regularly transact in currencies other than our respective functional currencies (“foreign currencies”). Currency risk arises when transactions are denominated in foreign currencies other than functional currency. In addition, we are exposed to currency translation risk on the net assets in foreign operations.

Interest rate risk

As of December 31, 2022 and June 30, 2023, we had cash and cash equivalents of S$1.58 million and S$10.44 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying US bank interest rates. We have not entered into investments for trading or speculative purposes.

Recent Developments

On September 29, 2023, the Group entered into a sales and purchase agreement with a value of RM1.50 million (approximately S$448,350) to purchase a property in Johor, Malaysia for business expansion.

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